SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SENIOR MANAGEMENT’S PROPOSAL FOR ELECTION OF MEMBER OF BOARD OF DIRECTORS AND MEMBERS OF THE NOMINATION AND EVALUATION COMITTEE

Dear Shareholder,

Copel’s Board of Directors is a decision-making body, composed of 7 (seven) or 9 (nine) members, Brazilian, shareholders, residing in the country and elected by the General Assembly, pursuant to the Brazilian Corporation Law (Law no. 6,404/1976).

Copel’s Board of Directors is currently composed of 9 (nine) members and the board vacancies are filled as follows:

a)         five are appointed by the State of Paraná, the Company’s main shareholder (only holders of common shares have voting rights);

b)         two are appointed by BNDES Participações S.A. - BNDESPAR, as established in the Shareholders’ Agreement signed with the State of Paraná (only holders of common shares have voting rights);

c)         one is appointed by the Company’s employees as established in State Law no. 8,096/1985, regulated by the Decree no. 6,343/1985 and by the State Law no. 8,681/1987 (only holders of common shares have voting rights); and

d)         one is appointed by the minority of shareholders in compliance with article 239 of Law no. 6,404/1976 (Brazilian Corporation Law), being the election held separately (the controlling shareholders are not entitled to vote). Only holders of common and preferred shares have voting rights. The candidate elected is the one that obtains the highest representation percentage of the Company’s capital stock, with no minimum limit.

Thus, considering the resignation of the member Luiz Henrique Tessuti Dividino, accepted by the 155th Board of Directors Extraordinary Meeting, of August 25, 2017, and that all vacant posts subject to itens “b”, “c” e ‘d” above were filled and ratified in the 62th Annual General Meeting, of April 28, 2017, the Company presents for consideration and vote of Shareholders, to fill the vacant position of Board of Director, as a member appointed by the Main Shareholder to complete the 2017-2019 term of office:

Copel’s 195th Extraordinary General Meeting, held on June 07, 2017, approved the alterations in the Company’s Bylaws concerning, in a specific section, the Nomination and Evaluation Committee, in the terms provided in the State Decree no. 6,263/2017, which establish corporate governance regulations applied to state companies (Article 1), so as to regulate the enforcement of Law no. 13,303/2016.

The Committee was established as an assistant body to the shareholders, that shall verify the compliance of the process of nomination and evaluation of directors, fiscal counselors and members of statutory committees. The atributions, operation, procedures and composition shall comply with current laws and regulations and shall be detailed in specific internal regulations, according to the enclosured draft.

The State Decree no. 6,841/2017 revoked paragraph 3 of Article 1 of State Decree no. 6,263/2017, which concerned the composition of Nomination and Evaluation Committees of state companies. The new decree establishes that “Nomination and Evaluation Committees of companies regarding this article shall be composed by the members of the Control Council for State-Owned Companies of the State of Paraná”. Considering that, the General Assembly should, then, promote the election of its members.

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In response to request from the Office of the Governor of the State of Paraná, through Official Letter CEE/G 263/2017, the necessary actions to the election of the member of the Board of Directors and the members of the Nomination and Evaluation Committee are being carried out through the call of this Extraordinary General Meeting.

For this reason, the Company’s Executive Board calls on its shareholders to deliberate on the subjects above in the Extraordinary General Meeting to be carried out on December, 14, 2017.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date November 10, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.